<PG$PCN,404010000>

                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                  SUB-ITEM 77M

Immediately after the close of business on April 29, 2005, the Mid Cap Stock Trust acquired the assets (subject to all of the liabilities) of the Aggressive Growth Trust in exchange for shares of the Mid Cap Trust.

Immediately after the close of business on April 29, 2005, the Diversified Bond Trust acquired the assets (subject to all of the liabilities) of the Active Bond Trust in exchange for shares of the Diversified Bond Trust.

Immediately after the close of business on April 29, 2005, the 500 Index Trust B acquired the assets (subject to all of the liabilities) of the Equity Index Trust in exchange for shares of the 500 Index Trust B.

Immediately after the close of business on April 29, 2005, the International Value Trust acquired the assets (subject to all of the liabilities) of the Overseas Trust in exchange for shares of the International Value Trust.

Immediately after the close of business on April 29, 2005, the Small Company Opportunities Trust acquired the assets (subject to all of the liabilities) of the Small Cap Blend Trust in exchange for shares of the Small Company Opportunities Trust.

Immediately after the close of business on April 29, 2005, the U.S. Global Leaders Growth Trust acquired the assets (subject to all of the liabilities) of the Strategic Growth Trust in exchange for shares of the U.S. Global Leaders Growth Trust.

The Agreement and Plan of Reorganization relating to these transactions was approved by the Registrant's Trustees on December 13, 2005 and the shareholders/contractowners of each nonsurviving portfolio at a shareholders meeting on March 1, 2005.